(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

March 31, 2012

(Unaudited - Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents		$6,517,266	$12,147,321
Restricted cash		91,828	94,638
Amounts due from exploration partners	5	343,055	240,222
Taxes and other receivables		38,583	15,498
Prepaids and deposits		258,444	257,488
		7,249,176	12,755,167
Non-current assets:
Deferred share issue cost		14,638	-
Marketable securities	3	33,333	27,667
Taxes and other receivables		899,939	919,315
Equipment	4	322,635	348,795
Mineral properties	5	63,112,738	59,040,786
Reclamation bonds		509,499	519,092
		64,892,782	60,855,655
Total assets		$72,141,958	$73,610,822

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$1,284,015	$1,829,704
Due to related parties	9	62,812	47,884
		1,346,827	1,877,588

Shareholders' Equity
Share capital	6	111,946,021	111,923,521
Share-based payment reserve		18,061,400	17,988,540
Accumulated other comprehensive loss		(45,533)	(51,199)
Deficit		(59,166,757)	(58,127,628)
		70,795,131	71,733,234
Total liabilities and shareholders' equity		$72,141,958	$73,610,822

Approved on behalf of the Board of Directors and authorized for issue on May 9, 2012

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended March 31,
		2012	2011
General administrative expenses
Administration and general office expense		$167,498	$178,000
Consulting		114,764	81,569
Depreciation		26,160	37,195
Directors' fees		26,495	26,090
Investor relations and communications		48,115	87,483
Personnel costs		323,856	278,794
Professional fees		99,587	112,867
Share-based payments	7 (a)	72,860	40,912
Transfer agent and regulatory fees		69,065	120,619
Travel and promotion		44,589	33,564
		992,989	997,093

Other expenses (income)
Exploration partner administration income		(22,573)	(47,624)
Foreign exchange loss		77,913	218,214
General exploration costs		9,700	102,868
Impairments		-	2,748,934
Interest income		(18,900)	(2,331)
		46,140	3,020,061

Net loss for the period		(1,039,129)	(4,017,154)
Unrealized (loss) gain on marketable securities		5,666	(2,334)
Comprehensive loss for the period		$(1,033,463)	$(4,019,488)
Loss per share - basic and diluted		$(0.01)	$(0.03)
Weighted average number of common shares outstanding		152,361,771	139,343,149

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2012	2011
Operating activities
Net loss for the period	$(1,039,129)	$(4,017,154)
Items not involving cash:
Depreciation	26,160	37,195
Impairments	-	2,748,934
Share-based payments	72,860	40,912
Shares issued for services	22,500	22,500
	(917,609)	(1,167,613)
Changes in non-cash working capital
Taxes and other receivables	(3,709)	(123,041)
Prepaid and deposits	(956)	(14,421)
Accounts payable and accrued liabilities	(35,864)	74,430
Due to related parties	14,928	(284)
Cash used in operating activities	(943,210)	(1,230,929)

Financing activity
Shares issued for cash, net of issue costs	-	7,551,407
Deferred share issue cost	(14,638)	-
Cash provided by financing activity	(14,638)	7,551,407

Investing activities
Expenditures on mineral properties, net of recoveries	(4,581,777)	(2,752,363)
Due from exploration partners	(102,833)	109,934
Purchase of equipment	-	(98,877)
Reclamation bonds	9,593	61,689
Restricted cash	2,810	1,150
Cash used in investing activities	(4,672,207)	(2,678,467)
(Decrease) increase in cash and cash equivalents during period	(5,630,055)	3,642,011
Cash and cash equivalents, beginning of period	12,147,321	18,212,215
Cash and cash equivalents, end of period	$6,517,266	$21,854,226
Cash and cash equivalents comprises
Cash	$2,517,266	$6,854,226
Term deposits and bankers acceptance	4,000,000	15,000,000
	$6,517,266	$21,854,226
Mineral property expenditures included in accounts payable	$509,825	$991,211

(See accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(17,199)	$(46,863,089)	$64,564,355
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options	200,000	244,900				244,900
Exercise of warrants	1,850,167	1,387,625				1,387,625
Common shares issued for services	15,306	22,500				22,500
Fair value of options and warrants exercised		151,650	(151,650)			-
Share-based payments			40,912			40,912
Unrealized loss on available-for-sale marketable securities				(2,334)		(2,334)
Net loss for the period					(4,017,154)	(4,017,154)
Balance, March 31, 2011	141,823,041	$103,526,507	$15,532,955	$(19,533)	$(50,880,243)	$68,159,686

Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued during the period:
Common shares issued for services	41,666	22,500				22,500
Share-based payments			72,860			72,860
Unrealized gain on available-for-sale marketable securities				5,666		5,666
Net loss for the period					(1,039,129)	(1,039,129)
Balance, March 31, 2012	152,394,949	$111,946,021	$18,061,400	$(45,533)	$(59,166,757)	$70,795,131

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Quaterra Resources Inc., (“Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange – Venture (“QTA”) and the New York Stock Exchange – Amex (“QMM”).

The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 950 - 1100 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions or from the sale of such properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company believes that it has sufficient resources to continue operations for at least the next twelve months.

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011 and the notes to the financial statements.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries included Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which have been stated at their fair values. These condensed consolidated interim financial statements are presented in Canadian dollars, the Company’s functional currency.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

2.	Basis of presentation and consolidation, continued

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements.

3.	Marketable securities

The following table presents details of the Company’s shares of Redtail Metals Corp. (formerly Copper Ridge Exploration Inc.) (“Redtail”) and Auramex Resource Corp. (“Auramex”)

	March 31, 2012				December 31, 2011

			Accumulated			Accumulated
	Number		unrealized	Carrying		unrealized	Carrying
	of shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	666,667	$38,866	$(25,533)	$13,333	$38,866	$(26,199)	$12,667
Auramex	1,000,000	40,000	(20,000)	20,000	40,000	(25,000)	15,000
		$78,866	$(45,533)	$33,333	$78,866	$(51,199)	$27,667

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

4.	Equipment

	Computer	Field
	Equipment	Equipment	Vehicles	Total
Cost
Balance, December 31, 2010	$97,348	$93,651	$354,228	$545,227
Additions during the year	50,683	81,219	186,885	318,787
Disposals	-	-	(59,498)	(59,498)
Balance, December 31, 2011	148,031	174,870	481,615	804,516
Balance, March 31, 2012	$148,031	$174,870	$481,615	$804,516
Accumulated depreciation
Balance December 31, 2010	$93,708	$63,679	$169,497	$326,884
Depreciation for the year	19,006	32,174	98,630	149,810
Disposals	-	-	(20,973)	(20,973)
Balance, December 31, 2011	112,714	95,853	247,154	455,721
Depreciation for the period	2,376	5,926	17,858	26,160
Balance, March 31, 2012	$115,090	$101,779	$265,012	$481,881
Carrying value
At December 31, 2011	$35,317	$79,017	$234,461	$348,795
At March 31, 2012	$32,941	$73,091	$216,603	$322,635

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties

The total deferred acquisition and exploration costs of mineral properties for March 31, 2012 were as follows:

		United States				Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper		Properties	Properties		Properties
Acquisition
Balance, December 31, 2011	$2,358,534	$2,803,906	$120,357	$4,761,909	$2,384,460	$1,535,959	$1,737,922	$15,703,047
Additions during the period	523,494	129,584	119	106,502	(31,578)	59,837	324,535	1,112,493
Recovery - Goldcorp	-	-	-	-	-	-	(5,951)	(5,951)
Balance, March 31, 2012	2,882,028	2,933,490	120,476	4,868,411	2,352,882	1,595,796	2,056,506	16,809,589

Exploration
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Geological	202,361	216,592	3,954	17,438	9,105	41,123	444,788	935,361
Geophysical	527	17,701	4,468	-	5,153	70,060	4,915	102,824
Geochemical	17,045	29,189	766	-	-	12,608	359,308	418,916
Drilling	-	73,484	9,373	-	-	1,455	874,826	959,138
Technical Studies	256,962	85,293	1,055	-	-	18,712	-	362,022
Other	51,917	96,282	3,057	10,664	-	2,175	56,840	220,935
Additions during the period	528,812	518,541	22,673	28,102	14,258	146,133	1,740,677	2,999,196
Recovery - Goldcorp	-	-	-	-	-	-	(33,786)	(33,786)
Balance, March 31, 2012	$17,673,180	$4,141,705	$576,792	$7,756,225	$777,406	$4,066,172	$11,311,669	$46,303,149
Total acquisition and exploration
Balance, March 31, 2012	$20,555,208	$7,075,195	$697,268	$12,624,636	$3,130,288	$5,661,968	$13,368,175	$63,112,738

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners. Detailed property information can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2011.

During the three months ended March 31, 2012, the Company had the following transactions related to its mineral properties:

	a)	MacArthur Copper Project, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC (“North Exploration”), the Company negotiated the final option payment to be made in two installments of US$524,000 each, one on January 15, 2012 (paid), and one on January 15, 2013. The amended agreement called for a 6% interest per annum for the installments.

	b)	Yerington, Nevada

The Company filed a Canadian National Instrument 43-101 (“NI 43-101”) compliant technical report on the Yerington mine portion of the Yerington copper project on February 29, 2012. The acquisition of this property was completed on April 27, 2011 after a four-year environmental and legal due diligence review.

	c)	Uranium Properties, Arizona, Utah and Wyoming

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of the Company’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal.

The Company, together with various co-Plaintiffs has filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management. The results of this legal action are unknown at this time and, if unsuccessful, could lead to an impairment write-down of approximately $10 million.

	d)	Nieves Silver Concessions, Mexico

During the three months ended March 31, 2012, the Company received $158,370 from its exploration partner, Blackberry Ventures 1, LLC (“Blackberry”) and paid US$75,000 advanced minimum royalty. As of March 31, 2012, $225,302 was due from Blackberry for its share of ongoing exploration expenditures that were incurred in the current period.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

5.	Mineral properties, continued

	e)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”), Mexico

During the three months ended March 31, 2012, the Company entered into an Amended and Restated IFA with Goldcorp extending the term of the original IFA until January 29, 2013. Under the terms of the Amended and Restated IFA, Goldcorp agreed to fund additional exploration on certain properties through a private placement of 4 million common shares of the Company at a price of $0.62 per share for gross proceeds of $2.48 million. The private placement closed on April 12, 2012 (Note 12(a)).

6.	Share capital

The Company has authorized an unlimited number of common shares without par value.

Pursuant to a financial and advisory service agreement dated April 15, 2011, the Company issued 41,666 common shares at a price of $0.54 per share for a total consideration of $22,500. The agreement expired on April 15, 2012 (Note 12(b)).

7.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement, unless termination is for cause. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the three months ended March 31, 2012 and 2011:

	March 31, 2012		March 31, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	11,460,000	$1.53	10,624,000	$1.60
Granted	100,000	$0.50	355,000	$1.60
Expired	(25,000)	$1.25	-	$-
Exercised	-	$-	(200,000)	$1.22
Outstanding, end of period	11,535,000	$1.52	10,779,000	$1.60
Exercisable, end of period	11,351,667	$1.53	10,290,667	$1.60

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding as at March 31, 2012 and December 31, 2011:

Exercise		Options Outstanding
price	Expire Date	March 31, 2012	December 31, 2011
$ 3.33	July 20, 2012	775,000	775,000
$ 3.45	March 31, 2013	150,000	150,000
$ 3.30	June 19, 2013	905,000	905,000
$ 1.02	November 9, 2014	2,100,000	2,100,000
$ 0.98	November 9, 2014	1,750,000	1,750,000
$ 2.00	January 14, 2015	40,000	40,000
$ 1.80	April 1, 2015	100,000	100,000
$ 1.76	April 22, 2015	200,000	200,000
$ 1.29	August 9, 2015	1,685,000	1,685,000
$ 1.55	October 6, 2015	65,000	65,000
$ 1.51	November 3, 2015	100,000	100,000
$ 1.60	March 24, 2016	355,000	355,000
$ 1.25	August 9, 2016	2,910,000	2,935,000
$ 0.90	October 24, 2016	300,000	300,000
$ 0.50	March 27, 2017	100,000	-
Total stock options outstanding		11,535,000	11,460,000

The weighted average remaining contract life for options outstanding and exercisable on March 31, 2012 was 3.02 (2011 – 3.00) years and 2.99 (2011 – 2.92) years, respectively.

The Company uses the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model:

	March 31, 2012	March 31, 2011
Weighted average share price	$0.50	$1.60
Risk-free interest rate	1.64%	2.05%
Expected share price volatility	89%	90%
Expected option life in years	4.0	4.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	a)	Stock options, continued

Volatility was determined based on the historical volatility over the estimated lives of the options. The share-based payments expense is incurred as follows:

	Three months ended March 31,
	2012	2011
Consultants	$-	$27,139
Directors and officers	53,033	-
Employees	19,827	13,773
	$72,860	$40,912

b)	Share purchase warrants

The following table presents changes in warrants for the three months ended March 31, 2012 and 2011:

	March 31, 2012		March 31, 2011
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average
	Warrants	Price	Warrants	Exercise Price
Outstanding, beginning of period	9,009,512	$1.94	20,186,023	$1.16
Issued	-	$-	1,646,703	$2.27
Expired	(1,500,709)	$1.76	-	$-
Exercised	-	$-	(1,850,167)	$0.75
Outstanding, end of period	7,508,803	$1.98	19,982,559	$1.29

The following table presents the warrants outstanding as at March 31, 2012 and December 31, 2011

Expiry date	Exercise price	March 31, 2012	December 31, 2011
February 4, 2012	$1.76	-	1,500,709
October 27, 2012	$1.90	5,862,100	5,862,100
February 7, 2013	$2.27	1,646,703	1,646,703
		7,508,803	9,009,512

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

7.	Share-based payments, continued

	c)	Agent compensation options

The Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010. Each option entitles the agent to acquire one common share of the Company and one-half share purchase warrant exercisable at $1.90 by October 27, 2012.

8.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,700,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended March 31,
	2012	2011
Personnel costs	$243,750	$168,750
Directors' fees	26,495	26,090
Share-based payments	53,033	-
	$323,278	$194,840

9.	Related party transactions

The Company’s related parties consist of companies owned by executive officers. The following fees and expenses were incurred in the normal course of operations:

	Three months ended March 31,
	2012	2011
Manex Resource Group (a)	$131,004	$137,904
Lawrence Page, Q.C. Law Corp. (b)	485	2,710
Atherton Enterprises Ltd. (c)	43,750	43,750
	$175,239	$184,364

a)

Manex Resource Group (“Manex”) is a private company owned by an officer and director that provides general office and administrative services. As of March 31, 2012, $62,320 (December 31, 2011 - $47,884) was still owing in due to related parties.

b)

Lawrence Page, Q.C. Law Corp. is a company owned by an officer and director that provides legal services. As of March 31, 2012, $492 (December 31, 2011 - $nil) was still owing in due to related parties.

c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
(Unaudited - Expressed in Canadian Dollars)

10.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $19,250. The agreement will be effective on June 30, 2012 expiring August 31, 2017.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the City of Yerington, Nevada. The initial term of the lease is three years with an option to extend for additional three years.

	c)	As of March 31, 2012, the Company had following commitments related to its office premises:

Period ending March 31, 2013	$280,438
Period ending March 31, 2014	280,676
Period ending March 31, 2015	244,167
Period ending March 31, 2016	231,000
Period ending March 31, 2017	231,000
Period ending March 31, 2018	96,250
$1,363,531

11.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant assets are distributed by geographic locations as follows:

	March 31, 2012			December 31, 2011
		Mineral	Total		Mineral	Total
	Equipment	Property	Assets	Equipment	Property	Assets
Canada	$-	$-	$5,295,424	$-	$-	$11,424,769
Mexico	179,718	19,030,144	21,096,129	194,290	16,798,700	18,718,032
U.S.A	142,917	44,082,594	45,750,405	154,505	42,242,086	43,468,021
Total	$322,635	$63,112,738	$72,141,958	$348,795	$59,040,786	$73,610,822

12.	Events after the reporting period

	a)	The Company issued 4 million common shares at a price of $0.62 per share for gross proceeds of $2.48 million pursuant to the Amended and Restated IFA with Goldcorp.

b)

34,090 common shares of the Company were issued at a price of $0.44 per share in final consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011 which has expired.